GCF BANCORP, INC.
381 Egg Harbor Drive
Sewell, New Jersey 08080

October 19, 2010

VIA U.S. MAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Michael Clampitt, Esq., Division of Corporate Finance

Re:	GCF Bancorp, Inc.
Request for Withdrawal of Registration Statement No. 333-156711
filed on January 13, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), GCF Bancorp, Inc., a New Jersey corporation (the “Registrant”), hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-156711), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 13, 2009.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at GCF Bancorp, Inc., 381 Egg Harbor Road, Sewell, New Jersey  08080, with a copy to the Registrant's counsel, Luse Gorman Pomerenk & Schick, P.C., 5335 Wisconsin Avenue, N.W., Suite 780, Washington, D.C. 20015, Attn: Ned Quint.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Quint at (202) 274-2007, or Michael Brown at (202) 274-2003.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

GCF Bancorp, Inc.

By:	/s/ Robert C. Ahrens
Robert C. Ahrens
President and Chief Executive Officer